Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

ESSA Pharma Inc. (“ESSA” or the “Company”) Suite 720, 999 West Broadway Vancouver, British Columbia, Canada V5Z 1K5

Item 2:	Date of Material Change

May 16, 2019

Item 3:	News Release

A news release announcing the material change referred to in this report was issued on May 16, 2019 (the “News Release”) through Canada NewsWire and a copy has been filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Item 4:	Summary of Material Change

On May 16, 2019, ESSA announced that it entered into a definitive agreement with Realm Therapeutics plc (“Realm”) (NASDAQ: RLM) setting forth the terms of an acquisition (“Acquisition”) whereby ESSA will acquire all of the issued and outstanding shares of Realm in an all-stock transaction.

Item 5:	Full Description of Material Change

5.1 Full Description of Material Change

On May 16, 2019, ESSA announced that it entered into a definitive agreement with Realm setting forth the terms of the Acquisition whereby ESSA will acquire all of the issued and outstanding shares of Realm in an all-stock transaction.

The Acquisition, subject inter alia to Realm Shareholder approval, is intended to be implemented by means of a United Kingdom (“UK”) Court-sanctioned scheme of arrangement (the “Scheme”) under Part 26 of the UK Companies Act 2006 and is expected to be completed by mid-year 2019. Upon the closing of the Acquisition, the Company will continue to operate as ESSA Pharma Inc., trade on the Nasdaq Capital Market and TSX-V Market and operate in the United States as ESSA Pharmaceuticals Corp., a Houston, TX-registered wholly-owned subsidiary. The Company will focus on advancing ESSA’s pipeline of novel potential treatments for prostate and other cancers.

The terms of the Acquisition value Realm’s issued and outstanding shares at approximately USD$21.5 million, which represents a 5% premium over Realm’s estimated net cash amount of USD$20.5 million at the closing of the Acquisition. Under the terms of the Acquisition, Realm Shareholders will be entitled to receive approximately 0.058 ESSA shares for each Realm share based upon a 60-day volume-weighted average price of ESSA shares of USD$3.19 per share of ESSA as of the close of trading on May 14th, 2019, subject to a final adjustment based on Realm’s final net cash amount prior to closing of the Acquisition. Upon the close of the Acquisition, ESSA’s current management team will continue to lead the Company. In addition, it is expected that the Company’s Board of Directors will be increased to nine members of which three will be Realm-nominated candidates, with two current ESSA directors resigning.

The Acquisition is conditional on, among other things: (i) the approval of Realm shareholders at the Court meeting and the passing of the resolutions by Realm shareholders at the general meeting; and (ii) the sanction of the Scheme by the UK Court. The Acquisition does not require the approval of ESSA shareholders.

The Acquisition is expected to become effective by mid-year 2019, subject to the satisfaction (or, where applicable, waiver) of the conditions set out in Appendix I to the News Release.

Further details of the Acquisition will be contained in the Scheme document which is intended to be posted to Realm shareholders along with notices of the Court meeting and general meeting and the forms of proxy within 15 business days following the date of the News Release, unless Realm and ESSA otherwise agree to a later date.

Biotechnology Value Fund (“BVF”) and certain affiliated funds are shareholders of both ESSA and Realm and will be receiving new ESSA shares upon closing of the Acquisition. The issuance of the new Essa shares to BVF pursuant to the Acquisition constitutes a related-party transaction under Canadian Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The foregoing transaction is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 pursuant to section 5.7(1)(c) of MI 61-101 and the exemption under 5.5(e) as the Acquisition is supported by Clarus Ventures LLC (Clarus), an arm’s length control person of ESSA.

In connection with the Acquisition, BVF has agreed to exercise 749,999 pre-funded warrants of the Company. As of the date hereof, BVF holds 580,368 ESSA shares, representing 9.2% of the issued and outstanding ESSA shares. Upon completion of the Acquisition and upon exercise of the 749,999 pre-funded warrants, it is expected that BVF will hold 2,788,378 ESSA shares, representing 19.2% of the issued and outstanding ESSA shares, subject to adjustment in accordance with the terms of the Acquisition and assuming no additional ESSA shares are issued prior to such time or disposed of or acquired by BVF.

The Acquisition was approved by the directors of the Company and no materially contrary view was expressed nor was there any material disagreement in the approval process adopted by the directors.

5.2 Disclosure of Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

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Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact David Wood, Chief Financial Officer of the Company at 778-331-0962.

Item 9:	Date of Report

May 24, 2019

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